MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present Posters on Novel Lipopeptide

at the 2008 ICAAC/IDSA Joint Meeting

Vancouver, BC, CANADA, October 24, 2008 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), ("MIGENIX" or the "Company") will present three posters related to the Company’s novel lipopeptide compound, MX-2401 at the 48th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) and the concurrent 46th Annual Infectious Diseases Society of America (IDSA) meeting being held in Washington, DC, October 25th to 28th, 2008 (www.icaacidsa2008.org). MX-2401 is being developed for the treatment of serious Gram positive bacterial infections. Two posters will be presented by MIGENIX scientists. A third poster will be presented by Dr. Daryl Hoban based on research in his laboratory at the Health Sciences Center in Winnipeg, Canada.

The posters will be on view Saturday October 25th 10:00 am to 4:30 pm with authors present to answer questions from 12:15 pm to 1:15 pm in Hall C of the Convention Center. Copies of the posters will be accessible following the presentations at www.migenix.com or by contacting MIGENIX. The titles of the posters are:

• MX-2401 Bactericidal Activity and Membrane Depolarization in Staphylococcus epidermidis [F1-364]. By H. Yang, J.J. Clement, and D. Dugourd

• Development of a Novel Method for Determining MX-2401 Drug Potency [F2-385]. By J. Fenn, R. Sui, J.J. Clement, and D. Dugourd

• In Vitro Activity of MX-2401 a Novel Lipopeptide Against Multi-Drug Resistant (MDR) Staphylococcus aureus (SA) [F1-363].  By D.J. Hoban, B. Weshnoweski, R. Vashisht, G.G. Zhanel, and D. Dugourd

“The data presented in these posters further confirms the uniqueness and clinical potential of MX-2401.  In addition to demonstration of a different mechanism of action from daptomycin, we have confirmed activity against pathogens responsible for difficult-to-treat infections in humans caused by community-acquired methicillin-resistant Staphylococcus aureus (CA-MRSA), hospital acquired MRSA (HA-MRSA), and vancomycin-resistant S. aureus (VRSA)” stated Dr. Jake Clement, Chief Scientific Officer at MIGENIX.

About MX-2401

MX-2401, a novel semi-synthetic injectable lipopeptide is being developed for the treatment of serious Gram positive bacterial infections. MX-2401 has potent antimicrobial activity against clinically-relevant bacteria including Streptococcus pneumoniae and S. aureus as well as drug-resistant bacteria such as vancomycin-resistant enterococci (VRE), methicillin-resistant S. aureus (MRSA), methicillin-resistant Staphylococcus epidermidis (MRSE), macrolide-resistant S. pneumoniae, and penicillin-resistant S. pneumoniae (PRSP) in addition to multidrug resistant S. aureus.

MX-2401 has potent activity in animal disease models including thigh infection and pneumonia. In vivo pharmacokinetic/pharmacodynamic (PK/PD) analysis suggests the potential for increased effectiveness using less frequent dosing intervals. Potential initial indications include hospital-acquired pneumonia (HAP), community acquired pneumonia (CAP) requiring hospitalization and complicated skin and skin structure infections (cSSSI). MX-2401 is in the preclinical stage of development.

The development of MX-2401 is supported through an agreement with the Government of Canada under the former Technology Partnerships Canada (TPC) program. TPC projects are now managed by Industry Canada's Industrial Technologies Office (ITO). The ITO funding provides approximately 26 per cent of the research and development costs in the MX-2401 development program and is conditionally repayable as a royalty from MIGENIX’s post commercialization revenues.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666 ext 231.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious Gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: MX-2401’s potential use in treatment of hospital-acquired pneumonia (HAP), community acquired pneumonia (CAP) requiring hospitalization and complicated skin and skin structure infections (cSSSI); and Industry Canada's Industrial Technologies Office (ITO). The ITO funding provides approximately 26 per cent of the research and development costs in the MX-2401 development program.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the adequacy of MX-2401 to continue to generate data that are deemed sufficient to support continued development; our ability to complete amendments to our agreement with ITO for the continued funding of the MX-2401 program; and our ability to financially support or obtain such support for the MX-2401 program.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; market conditions for financings including a rights offering; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; dependence on corporate collaborations; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.